Exhibit 99.1

Press Release

HUTCHMED Highlights Clinical Data to be Presented at the 2025 World Conference of Lung Cancer and the CSCO Annual Meeting 2025

Hong Kong, Shanghai & Florham Park, NJ — Friday, September 5, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from several studies of compounds discovered by HUTCHMED will be presented at the 2025 World Conference on Lung Cancer (“WCLC”) taking place on September 6-9, 2025 in Barcelona, Spain, and the Chinese Society of Clinical Oncology (“CSCO”) Annual Meeting 2025, taking place on September 10-14, 2025 in Jinan, China.

Updated analysis from savolitinib’s SACHI, SAVANNAH and a Phase IIIb confirmatory study in non-small cell lung cancer (“NSCLC”) patients will be presented at WCLC 2025. Savolitinib is an oral, potent and highly selective MET tyrosine kinase inhibitor (“TKI”) being jointly developed by AstraZeneca and HUTCHMED and commercialized by AstraZeneca. Details of the WCLC 2025 presentations are as follows:

Abstract title	Presenter / Lead author	Presentation details
SPONSORED STUDIES
SAVANNAH: Biomarker Concordance and Acquired Resistance in Patients with EGFRm MET-OverExp and / or Amp NSCLC	Christina Baik, University of Washington and Fred Hutchinson Cancer Center, Seattle, USA	MA03.03 Mini Oral: New Advances in Circulating Biomarkers Room 06 Sunday, September 7, 2025 3:15 - 4:30PM CEST
Efficacy and Safety of Savolitinib in Advanced or Metastatic METex14 NSCLC Patients With or Without Prior Immunotherapy	Yongfeng Yu, Shanghai Chest Hospital, Shanghai, China	P3.12.48 Poster: Metastatic NSCLC – Targeted Therapy Tuesday, September 9, 2025
Frontline Treatment Duration in MET-Amplified NSCLC After Third-Generation EGFR-TKI Failure: SACHI Study Insights	Lijuan Chen, Affiliated Cancer Hospital of Zhengzhou University & Henan Cancer Hospital, Zhengzhou, China	P3.12.64 Poster: Metastatic NSCLC – Targeted Therapy Tuesday, September 9, 2025
Osimertinib + Savolitinib in EGFRm Advanced NSCLC With MET Overexp And/Or Amp Post-Progression on Osimertinib: SAVANNAH PROs	Silvia Novello, University of Turin, San Luigi Hospital, Turin, Italy	PT2.12.04 ePoster: Metastatic NSCLC – Targeted Therapy Monday, September 8, 2025
INVESTIGATOR-INITIATED STUDIES
Efficacy and Safety of Surufatinib, Durvalumab in Combined with Chemotherapy as First-line Treatment of Extensive-stage Small-cell Lung Cancer	Hui Zhang/ Ying Hu, Beijing Chest Hospital, Beijing, China	P3.13.22 Poster: Small Cell Lung Cancer and Neuroendocrine Tumors Tuesday, September 9, 2025

Clinical data of HMPL-653, a novel, selective and potent CSF-1R inhibitor, from a first-in-human Phase I study in patients with tenosynovial giant cell tumor in China will be presented for the first time at the CSCO Annual Meeting 2025. Details of the CSCO Annual Meeting 2025 presentations are as follows:

Abstract title	Presenter / Lead author	Presentation details
SPONSORED STUDIES
A first-in-human phase I study of HMPL-653, a CSF-1R inhibitor, in patients with tenosynovial giant cell tumor	Xiaohui Niu	25297 Oral Session Friday, September 12, 2025 15:00 - 15:12PM HKT
INVESTIGATOR-INITIATED STUDIES
Fruquintinib Plus Serplulimab as First-Line Therapy in Metastatic or Unresectable Non-Clear Cell Renal Cell Carcinoma (nccRCC): Updated Efficacy and Safety from a Multicenter, Single-Arm Trial	Jiwei Huang/ Wei Xue	23258 Oral Session Thursday, September 11, 2025 16:50 - 17:15PM HKT

Fruquintinib plus camrelizumab combined with paclitaxel liposome and nedaplatin as first-line treatment for advanced esophageal squamous cell carcinoma (ESCC): updated data from a single-arm, phase II clinical trial

	Tianzhu Qiu/ Yanhong Gu	23766 Oral Session Friday, September 12, 2025 11:20 - 12:00 noon HKT
Fruquintinib plus chemotherapy as second-line therapy in metastatic colorectal cancer: a multicenter, open-label, phase II clinical trial	Yongshun Chen	22084 Poster Session
Efficacy and Safety of Neoadjuvant Fruquintinib plus Toripalimab and Short-Course Radiotherapy (SCRT) for Locally Advanced Rectal Cancer: Updated Results from a Phase II Clinical Trial	Zhiping Li	21915 Abstract

Fruquintinib combined with chemotherapy as first-line treatment for advanced metastatic colorectal cancer: a propensity score-matched comparison of efficacy between a prospective single-arm cohort and a retrospective observational cohort

	Fuxiang Zhou	23550 Abstract
Efficacy and safety of fruquintinib combined with PD-1 inhibitor and chidamide in MSS mCRC: a comparison with real-world bevacizumab plus anti-pd-1 and chidamide arm	Miaomiao Gou	23591 Abstract
Phase ll Clinical Study of Surufatinib Combined with Gemcitabine and Cisplatin Plus Durvalumab/Pembrolizumab Regimen in the Treatment of Advanced Biliary Tract Cancer	Miaomiao Gou	23610 Oral Session Friday, September 12, 2025 16:53 - 16:59PM HKT
A single-arm, Phase Ib/II trial of surufatinib plus KN046 and gemcitabine and nab-paclitaxel as first-line treatment for unresectable advanced pancreatic cancer	Wenquan Wang/ Liang Liu	23783 Oral Session Thursday, September 11, 2025 16:20 - 16:35PM HKT
Updated results of surufatinib plus transarterial embolization versus surufatinib monotherapy in neuroendocrine tumor with liver metastasis: a prospective, randomized, controlled trial	Dan Cao	22652 Poster Session
Surufatinib in patients with soft tissue myeloma who have failed first-line standard chemotherapy or anlotinib: a multicenter, prospective, two-cohort, phase II clinical study	Yuhong Zhou/ Xi Guo	P80 Poster Session
Efficacy and Mechanistic Study of the NASCA Regimen (Surufatinib Combined with Camrelizumab, Nab-Paclitaxel, and S-1) in Advanced Pancreatic Cancer Patients with Liver Metastasis	Guanghai Dai/ Ru Jia	22309 Abstract
A Phase II, Single-Arm Study of Surufatinib Combined with Zimberelimab and Nab-Paclitaxel in Patients with Advanced Triple-Negative Breast Cancer: Data Update	Caixia Wang	23679 Abstract
Efficacy and safety of surufatinib combined with gemcitabine, cisplatin and immune checkpoint inhibitor for the treatment of unresectable locally advanced or metastatic intrahepatic cholangiocarcinoma	Xuetao Shi/ Jingtao Zhong	24133 Abstract
Efficacy and Safety of Surufatinib in Patients with Neuroendocrine Neoplasms: A Multicenter Retrospective Study	Jiang Long	24294 Abstract

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of fruquintinib, surufatinib, savolitinib and HMPL-653, the further clinical development for fruquintinib, surufatinib, savolitinib and HMPL-653, its expectations as to whether any studies on fruquintinib, surufatinib, savolitinib and HMPL-653 would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of fruquintinib, surufatinib, savolitinib and HMPL-653, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of fruquintinib, surufatinib, savolitinib and HMPL-653 for a targeted indication, and the sufficiency of funding. In addition, as certain studies rely on the use of other drug products as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000